SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three-year period ending 2006

Form U-12(I)-B (Three-Year Statement)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act

of 1935 by a Person Regularly Employed or Retained by a Registered

Holding Company or a Subsidiary Thereof and Whose Employment

Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement:

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

Attn: M. Douglas Dunn and Orlan M. Johnson

2.	Names and business addresses of any person through whom the undersigned proposed to act in matters included within the exemption provided by paragraph (b) of Rule U-71:

Scottish Power plc

1 Atlantic Quay

GLASGOW

G28SP, SCOTLAND

3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

Scottish Power plc and PacifiCorp

4.	Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

Outside Legal Counsel on Corporate, Energy, Tax & Securities Matters

5.	(a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

Salary or other Compensations
Name of recipient (a)	to be received (b)	Person or company from whom received or to be received
Milbank Tweed, Hadley and McCloy LLP	Financial information has been filed pursuant to a request for Confidential Treatment under Rule 104 of the 1935 Act.	ScottishPower plc & PacifiCorp

(b)    Basis for compensation if other than salary: N/A

6.	(To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

(a)	Total amount of routine expenses charged to client: Confidential Treatment

(b)	Itemized list of all other expenses: N/A

Date: May 15, 2003	(Signed)	/X/ ORLAN JOHNSON

Milbank, Tweed Hadley & McCloy

2